17008655

SEC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

SEC FILE NUMBER
8-25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee	FL	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett & Webb, PA
(Name – *if individual, state last, first, middle name*)

1901 S. Congress Ave, Ste 110	Boynton Beach	FL	33426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
Commission # FF 952920
Expires March 24, 2020
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
(1) ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(1) ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(1) ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not Applicable - Exempt from the provisions of rule 15c3-3 under paragraph (k) (2) (ii).

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2016

CONTENTS

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Mowell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2016 and the related statements of operations, changes in shareholder equity and cash flows for the year then ended. These financial statements are the responsibility of Mowell Financial Group, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the Computation of net capital, Basic net capital requirement and Aggregate indebtedness and reconciliation between audited and unaudited net capital has been subjected to audit procedures performed in conjunction with the audit of Mowell Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Mowell Financial Group's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 24, 2017

MOWELL FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Current assets:	
Cash	$ 26,587
Commissions receivable	1,658
Securities	75,669
Prepaid insurance	8,897
Prepaid federal income taxes	589
Total current assets	113,400
Other assets:	
Other receivables – related party	244,726
Property and equipment, net	69,415
Cash value of life insurance	32,957
Total Assets	$460,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 4,773
Other current liabilities	188
Total Current Liabilities	4,961
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Additional paid in capital	361,900
Retained earnings	17,869
Accumulated Other Comprehensive Income	75,668
Total Stockholder's Equity	455,537
Total Liabilities and Stockholder's Equity	$460,498

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2016

Revenue:	
Commissions	$ 517,626
Dividends & Interest	3,077
Rental Income	3,000
Total Revenue	$ 523,703
Expenses:	
Salaries and commissions	266,400
Clearing costs and expenses	73,937
Payroll taxes and employee benefits	68,931
Occupancy	41,303
Insurance	53,474
General and Administrative	11,910
Securities news services and subscriptions	6,476
Professional fees	14,488
Fees and licenses	8,115
Depreciation	9,201
Total Expenses	$ 554,235
Loss before income taxes	(30,532)
Provision for Income taxes	(0)
Net Loss	(30,532)
Other Comprehensive Income	75,668
Comprehensive Income	$ 45,136

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2016

	Common Stock	Additional Paid In Capital	Retained Earnings	Other Comprehensive Income	Total
Balance, December 31, 2015	$ 100	$361,900	$ 48,401	-	$410,401
Net Loss	-	-	(30,532)	-	(30,532)
Comprehensive Income on Investment Securities				75,668	75,668
Comprehensive Income					45,136
Balance, December 31, 2016	$ 100	$361,900	$ 17,869	$75,668	$455,537

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (30,532)
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Depreciation	9,201
Changes in Assets and Liabilities:	
Decrease in State of FL Receivable	(14,727)
Decrease in receivables	15,498
Increase in prepaid federal income tax	(589)
Increase in payables	3,485
Net cash provided by operating activities	11,790
Cash flows from investing activities:	
Proceeds from cash value life insurance	23,817
Increase in other receivables	(54,499)
Net cash used in investing activities	(30,682)
Cash flows from financing activities	-
Decrease in cash and cash equivalents	(18,892)
Cash at beginning of year	45,479
Cash at end of year	$ 26,587
Supplemental Cash Flow:	
Cash paid for income taxes	$ ---
Cash paid for interest expenses	$ ---

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mowell Financial Group, Inc. is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and in eight U.S. states. The company was incorporated in the State of Florida. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates, Inc.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables are all current and collected shortly after year end.

Revenue Recognition

The Company prepares its financial statements on the accrual basis of accounting. Revenue is primarily comprised of selling commissions earned as compensation in connection with securities and mutual fund transactions, which are recognized on a trade-date basis. Rental income is comprised of administrative support provided to Allen Mooney Barnes per contractual leasing arrangement. Interest and dividend income consisted of dividends received from the company's security holdings in NDAQ and PFG, as well as interest from the Company's money market account with Raymond James and Associate. Other comprehensive income relates to the marked to market gain for the Company's security holding in PFG.

The company's revenue is comprised of:

Commissions Received	$517,626
Rental Income	3,000
Interest & Dividend Income	3,077
Other Comprehensive Income	75,668
Total Revenue	$599,371

Property and Equipment

Property and equipment consists of office furniture and equipment, security equipment, and leasehold improvements. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-10 years. Depreciation expense was $9,201 for the year and accumulated depreciation totaled $69,415 as of yearend.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SECURITIES

The Company had recently discovered that their investment in NASD (300 Shares NDAQ), was involuntarily converted to the cash amount of $14,727 without our knowledge by the transfer agent/State of Florida due to a change of address miscommunication. The State of Florida disbursed this cash to the company in the beginning of 2016.

The Company holds 1,308 shares of Principal Financial Group (PNG). As of December 31, 2016, the stock was valued at $57.85 per share, with a total fair value of the stock at $75,669. These shares are held as available for sale.

Fair Value of Financial Instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2016, the balances reported for cash, prepaid expenses, accounts payable, and other current liabilities approximate the fair value because of their short maturities.

We adopted ASC Topic 820 for financial instruments measured as fair value on a recurring basis. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

- Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents certain liabilities of the company's financial assets measured and recorded at fair value on the company's balance sheets on a recurring basis and their level within the fair value hierarchy as of December 31, 2016:

	Total	(Level 1)	(Level 2)	(Level 3)
Security asset	$75,669	$75,669	$ -	$ -
Total security measured at fair value	$75,669	$75,669	$ -	$ -

The following is a reconciliation of the security asset for which Level 1 inputs were used in determining the approximate fair value:

Beginning balance as of January 1, 2016	$ 1
Gain on security asset	75,668
Ending balance as of December 31, 2016	$ 75,669

3. PROPERTY AND EQUIPMENT

The Company's property and equipment is comprised of:

Office Furniture/Equipment:	$83,396
Other Equipment:	72,797
Leasehold Improvements:	52,941
Accumulated Depreciation:	(139,719)
Total Fixed Assets:	$69,415

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Company's minimum net capital requirement is $5,000. The Company's net capital as of December 31, 2016 is $120,559.

5. INCOME TAXES

The Company has net operating losses totaling approximately $601,000. These losses can be carried forward to offset future taxable income through 2036. The valuation allowance increased by approximately $13,000 for the year ended December 31, 2016. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed. The years 2012-2016 are open for audit by the federal and state taxing authorities.

6. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2016 for rent. During 2016, the Company generates revenue exclusively from accounts managed by Mowell Financial Group, NA. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $244,726 are owed from Mowell Financial Group, N.A.

7. CONTINGENCIES

The Company is periodically subject to claims and lawsuits arising in the ordinary course of business. While it is not possible to predict with certainty the outcome of legal matters, management is of the opinion that these matters will not have a material impact on its financial condition or results of operations.

8. EXEMPTION FROM SEC RULE 15c3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

9. SUBSEQUENT EVENT

Subsequent events have been evaluated through February 24, 2017, which is the date the financial statements were available to be issued. During January 2017, the Company loaned a related party $3,000, the loan is non-interest bearing, unsecured and due on demand.

MOWELL FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
December 31, 2016
Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$455,537
Deduct ownership equity not allowable for net capital	---
Total ownership equity qualified for net capital	455,537
Additions:	
None	
Deductions:	
Total non-allowable assets	
Fixed assets	$ 69,415
Loans	152,750
Other Receivables	91,976
Prepaid Federal Income Tax	589
Prepaid Insurance	8,897
	$323,627
Net capital before haircuts on securities positions	131,910
Haircuts on securities	11,351
Net capital	$120,559

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$120,559
Minimum net capital required	$ 331	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		$ 5,000
Excess net capital		$115,559
Excess net capital at 120%		$114,559

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 4,961
Percent of aggregate indebtedness to net capital	4.11

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2016

Net capital - unaudited Form X-17A-5, Part IIA	$ 123,610
Reconciling items –	
Year end adjustment to accounts payable	(3,049)
Net capital - audited	$ 120,559

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Director and Shareholder of Mowell Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of Form SIPC-7.

Mowell Financial Group, Inc.'s management is responsible for Mowell Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting year end balances, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting year end balances and supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liggett & Webb, P.A.

LIGGETT & WEBB, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 24, 2017

LIGGETT
&WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of Mowell Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule §15c3-3 Reserve requirements, in which (1) Mowell Financial Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mowell Financial Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Mowell Financial Group, Inc. stated that Mowell Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mowell Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mowell Financial Group, Inc. 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants
Boynton Beach, Florida
February 24, 2017

MOWELL FINANCIAL GROUP, INCORPORATED

INVESTMENT COUNSELOR
BROKER-DEALER

407 EAST SIXTH AVENUE
TALLAHASSEE, FLORIDA 32303

JOHN B. MOWELL
CHAIRMAN

(850) 386-6161

Mowell Financial Group, Inc.'s Exemption Report

Mowell Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. Section 240-17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company operates pursuant to the subparagraph (k)(2)(ii) exemption under SEC Rule 15c3-3. The Company operated in accordance with this exemption throughout the entire year 2016, and there were no instances during 2016 in which the Company operated outside the scope of the exemption.

Mowell Financial Group, Inc

I, John B. Mowell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: 2/24/17